UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2014

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: July 21, 2014

	By:	/s/ Jeffrey David McGhie
	Name:	Jeffrey David McGhie
	Title:	Group General Counsel & Chief Corporate Affairs Officer

Jeffrey Hedberg appointed as CEO of Mobilink

Amsterdam (July 18, 2014)—VimpelCom Ltd. (“VimpelCom”, “Company” or “Group”) (NASDAQ: VIP), a leading global provider of telecommunications services, today announces that Jeffrey Hedberg has been appointed as Chief Executive Officer of Mobilink in Pakistan. He succeeds Rashid Khan, who has decided to retire after over 14 years in leading positions with Mobilink and banglalink. Rashid Khan will continue to perform the duties of the CEO of Mobilink until such time that Jeffrey assumes office in Pakistan, which is expected in early August.

Jo Lunder, VimpelCom CEO, said: “Jeffrey has very strong operational telecoms experience with specific experience of emerging markets. He has held a number of leading roles including CEO of Telkom South Africa and of Cell C, prior to which he was Chairman and CEO of Deutsche Telekom USA. I am very pleased he will be leading Mobilink through the next phase of the Company’s development. I would like to thank Rashid Khan, who has made a significant contribution to Mobilink and banglalink over the past decade, in particular establishing Mobilink as the leading operator in Pakistan. We wish Rashid a long and happy retirement.”

Jeffrey Hedberg’s previous responsibilities include Acting CEO of Telkom South Africa and CEO of Telkom’s Nigerian subsidiary, Multi-Links Nigeria. Prior to joining Telkom he was CEO of Cell C, in South Africa. From 1999 to 2002, Jeffrey was Executive Vice President and Member of the Board of Management of Deutsche Telekom AG where he developed the strategy for the International Division and in 2002 he was appointed CEO and Chairman of Deutsche Telekom USA. Jeffrey joined Deutsche Telekom from Swisscom, where he became Executive Vice President of Swisscom International in 1997. Jeffrey commented: “The opportunity presented by Mobilink—as a market leader in a dynamic, growing and highly competitive market—is intriguing and exciting. I look forward to the challenge of improving our performance while increasing our positive impact on the market and on Pakistani society as a whole.”

About VimpelCom

VimpelCom is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 754 million people. As of March 31, 2014 VimpelCom had 218 million mobile customers. VimpelCom Ltd. is headquartered in Amsterdam, the Netherlands, and listed as ADS on the NASDAQ Global Stock Market under the symbol “VIP”. For more information visit: http://www.vimpelcom.com.

Contact information

Investor Relations VimpelCom Ltd. Gerbrand Nijman ir@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)	Media and Public Relations VimpelCom Ltd. Bobby Leach/Artem Minaev pr@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)